                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                        (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                       (Amendment No. 11)
       ----------------------------------------------------

                  GLOBAL MOTORSPORT GROUP, INC.
       ----------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $0.001 per share
       ------------------------------------------------------
                  (Title of Class of Securities)

                           378937106
                    -------------------------
                         (CUSIP Number)

             Wolf, Block, Schorr and Solis-Cohen LLP
                     111 South 15th Street
                     Philadelphia, PA 19102
             Attention: Herbert Henryson II, Esquire
                         (215) 977-2556
       ---------------------------------------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                       November 25, 1998
       ---------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of $$240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

          Golden Cycle, LLC hereby amends its Schedule 13D (the "Schedule 13D") relating to the Common Stock, par value $0.001 per share, of Global Motorsport Group, Inc. to add the following information. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction.
          -----------------------

          On November 25, 1998, the Reporting Person delivered a letter to Mr. Joseph Keenan, Chairman of the Board of the Company, responding to the assertions of the Company contained in Amendment No. 1 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission on November 24, 1998. A copy of the letter is attached hereto as Exhibit 18 and is hereby incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.
          ---------------------------------

          Item 7 is hereby amended to add the following:

               18.   Letter to Joseph Keenan, dated November 25,
                     1998.

                            SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 25, 1998


                                 GOLDEN CYCLE, LLC


                                 By: /s/ Roger Grass
                                     ---------------
                                     Roger Grass
                                     Vice President
                                     and Treasurer

                          EXHIBIT INDEX
                          -------------

Exhibit No.                Description
-----------                -----------

     18                    Letter to Joseph Keenan, dated
                           November 25, 1998.

                                                       Exhibit 18
                                                       ----------
                       GOLDEN CYCLE, LLC
                      4025 Crooked Hill Road
                  Harrisburg, Pennsylvania 17110

                                 November 25, 1998

Mr. Joseph F. Keenan
Chairman of the Board
Global Motorsport Group, Inc.
16100 Jacqueline Court
Morgan Hill, California 95037

Dear Mr. Keenan:

          I have read with interest, but with no surprise, the
Schedule 14D-9 amendment filed by Global Motorsport Group, Inc. with the SEC yesterday, which concludes that a fully financed offer of $20 per share for 99% of Global's outstanding shares is not superior to an offer of $19.50 per share which remains subject, more than two weeks after a definitive agreement was signed, to a financing contingency and numerous other conditions. Such a conclusion defies logic and makes it absolutely clear that the Board of Global has no intention of exploring a transaction which would maximize stockholder value.

          With respect to the Board's justifications for its decision not to negotiate with Cycle or provide Cycle with information, I would note the following:

          - Even if the stub component of the Cycle proposal were zero, stockholders would receive higher value from the Cycle proposal than the Stonington offer. In addition, the stub would have significant value -- indeed, it seems clear that the stub component of our proposal would have considerably more value per share than the stub component of the far more highly leveraged Fremont transaction, which Cleary Gull presumably valued at between $14.00 and $22.33 per share. In addition, it is incredible that eight months after we proposed to acquire the company for $18 per share, you should suddenly have such concern for the time value of money. To the extent you actually have any such concern, I can assure you that Cycle is prepared to conduct due diligence in a prompt and expeditious manner and to negotiate quickly a merger agreement with you, based upon the agreements you have already signed with Fremont and Stonington, but without the onerous lockups. Accordingly, the transaction with Cycle could be consummated well before the time value of money became a relevant consideration in comparing the value of the two bids.

          - Your concern over the financial viability of Alex and Roger Grass is disingenuous at best, contradicts the statements of your financial advisors and has absolutely no substance. As you are no doubt aware, the holdings of Mr. Alex

              Grass in Rite Aid common stock alone have a market value well in excess of the commitments which the director's question his ability to finance.

          - As early as March 23, 1998 we stated that we were willing to negotiate all terms of a transaction, including price, with the Board provided that we were given access to any pertinent information in order to be able to formulate a bid. Global consistently refused to provide us with such access on reasonable terms. On September 28, after the Fremont transaction was aborted, Mr. Keenan publicly announced that Cycle would be permitted to conduct due diligence upon executing a confidentiality agreement containing no standstill provisions. Despite Mr. Keenan's assurances, it was not until October 5 that Cycle was offered a confidentiality agreement without standstill provisions. Even then, Cycle was advised that it would have to abide by conditions to which other bidders had not been subject before it could speak to management and otherwise conduct meaningful due diligence. Based upon Global's consistent pattern of denying Cycle a level playing field, Cycle was not willing to sign a confidentiality agreement which contained restrictive covenants without some assurance that it would be permitted to conduct meaningful due diligence. In an October 29 press release, Global again stated that its offer for Cycle to proceed with signing of a confidentiality agreement and due diligence on the same terms as earlier set forth remained open. In view of the fact that Global was subject to an exclusivity agreement with Stonington at the time of that announcement, it seems clear that Global had no intention at any time of permitting Cycle to conduct meaningful due diligence. Further, the attempt by the directors to hide behind the refusal of Stonington to waive applicable provisions of the merger agreement is simply one more demonstration of the manner in which the directors breached their fiduciary duties to stockholders by agreeing to terms which precluded further acquisition proposals.

          - As you know, Cycle believes that the lockups which Global gave to Stonington were a violation of law and are unenforceable. Cycle is not prepared to pay $20 per share if an additional 77[cents] per share must be paid to Stonington in the form of break-up fees. For that reason, Cycle has filed an action in the Delaware Chancery Court seeking to enjoin any payment of the break-up fees.

          - If the mere repetition of absurdities only made them true, the Board's final justification for refusing to negotiate with Cycle would have some credibility. Unfortunately for Global's directors, your stockholders will not be fooled by such tactics. Your financial advisors, Stonington,
              Fremont and every other person who has looked at the company has concluded that $20 per share is a full and fair price. Indeed, Stonington's tender offer document states that it will cause Global to argue in appraisal hearings in court that the fair value of the company is less than $19.50 per share. In view of those facts, the suggestion that a 77[cents] per share lockup will not deter a bona fide acquisition proposal is beyond belief.

          I would suggest that your 14D-9 omitted to state the
true reason that the Board unanimously resolved to reject Cycle's offer and to refuse to pursue discussions with, or provide
information to, Cycle   that is, the Board has concluded that the
company is for sale to anyone but Golden Cycle.

                                   Very truly yours,

                                   /s/ Roger Grass